JA Energy
                          4800 W. Dewey Drive
                         Las Vegas, NV  89118
                       Telephone: (702) 358-8775

December 22, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hagen J. Ganem, Staff Attorney

Re:    JA Energy
       Amendment No. 3 to Form S-1
       Filed December 10, 2010
       File No.:  333-169485

Dear Mr. Ganem:

On behalf of JA Energy (the "Company"), we are hereby responding to the letter, dated December 20, 2010 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1/A (File No. 333-169485) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 4 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. In connection with future amendments, please be sure to EDGAR-file a marked version of the filing to show the changes made to the filing. Please refer to Rule 310 of Regulation S-T.

Response: We respectfully note the Staff's comment. When we file our related correspondence to the comment letter, we will file an attached marked copy in PDF format.



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Business Description, Page 26
-----------------------------

Sales and Marketing, page 30
----------------------------

2. We note your response to comment nine in our letter dated December 6, 2010, as well as your revised and expanded disclosure. It is still unclear, however, how your program will increase nutrition and the production of produce in inner cities. Please revise your disclosure to clarify the relationship between your program and these outcomes. In addition, assuming the existence of the preceding relationship, please clarify whether it is your expectation that charities would then qualify for Inner City Foods Program grants that they could use to purchase MDUs and feedstock. Your current disclosure is still vague as to the connections between your inner city program and the government programs that you reference.

Response: We respectfully note the Staff's comment. We agree that our business plan does not concern the development of programs to increase nutrition and production of produce in the inner cities. Therefore, we have eliminated the nutrition commentary and Inner City Food Program under "Sales and Marketing" on the bottom of page 32.


Legal Proceedings, page 38
--------------------------

3. We note your response to comment 11 in our letter dated December 6, 2010, as well as your revised and expanded disclosure. Your revised disclosure suggests that you are negotiating to purchase the MDU and its related rights from Green Global Systems, Inc. for $94,000 because to do so would be cheaper than to independently re-develop and build the MDU yourself, not because you or Mr. Lusk is subject to adverse claims that you are trying to settle to avoid litigation. If this characterization is accurate, please tell us why you have provided this disclosure in your legal proceedings section and stated that "it could lead to the commencement of legal proceedings." As you have described it, this negotiation sounds more like the acquisition of a business asset rather than the settlement of a legal dispute. If you continue to believe that this negotiation could give rise to legal proceedings, please clarify for us, in detail, the basis of the claims that you believe might be asserted and revise your disclosure accordingly.

Response: Based on your analysis, we agree that the MDU technology is considered an acquisition of a business asset rather than the settlement of a legal dispute. There is no pending dispute, claim or proceeding. Since JA Energy does not own the patent or technology, there is no potential claim against the Company. For this reason, we have removed this reference from the Legal Proceedings sections, on page 38 as well as the reference in the Financial Footnotes.

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


Certain Relationships and related Transactions, page 44
-------------------------------------------------------

4. We note your response to comment 13 in our letter dated December 6, 2010. Based on your revised disclosure and your response, it appears to us that Mr. Lusk would have an indirect material interest in any transaction between you and Green Global Systems, LLC because Mr. Lusk is your chief executive officer and the owner of 50% of Green Global Systems, LLC. Please refer to Item 404(a) and (d) of Regulation S-K. Accordingly, please revise your disclosure to include the MDU transaction that you are negotiating with Green Global Systems, LLC.

Response: We also agree that Mr. Lusk would have an indirect material interest in any transaction between JA Energy and Green Global Systems, LLC. We have revised our disclosure under "Certain Relationships and Related Transactions," on page 44 to include the MDU transaction that we are negotiating with Green Global Systems, LLC.


Financial Statements, page 64
-----------------------------

5. Please take note of the financial statement updating requirements set forth in Rule 8-08 of Article 8 of Regulation S-X. In this regard, we note that it appears that your current financial statements will become stale after January 12, 2010.

Response: We respectfully note the Staff's comment. We will make sure that we comply with Rule 8-08 of Article 8 of Regulation S-X with regards to updating our financials in our S-1/A registration statement.

Mr. Ganem, per our response in an earlier correspondence, we have also added a record date in the registration statement on page 1 (fourth paragraph); page 4, (second full paragraph); page 5 (first full paragraph); page 7 (third paragraph); page 8 (first paragraph); page 47 (first paragraph); and, page 49 (third paragraph)

We hope our responses satisfactorily address your comments. We appreciate your help with this registration statement as we moved through the comment phase. Your comments and insights have been very helpful.

Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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


Respectfully submitted,

JA Energy

By:  /s/  James Lusk
---------------------------------
          James Lusk
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel




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